UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Entegris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29362U104 (CUSIP Number)

December 31, 2006

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29362U104	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WCB Holdings LLC, a Minnesota Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION WCB Holdings LLC is a limited liability company organized in the State of Minnesota.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,598,508 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 3,598,508 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,598,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON* OO
*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer:

Entegris, Inc.

	(b)	Address of Issuer’s Principal Executive Office:

3500 Lyman Boulevard Chaska, MN 55318

Item 2.	(a)	Name of Person Filing:

WCB Holdings LLC

	(b)	Address of Principal Business Office:

c/o 901 Marquette Avenue 1400 AT&T Tower Minneapolis, MN 55402-2859

	(c)	Citizenship:

Minnesota, U.S.A.

	(d)	Title of Class of Securities:

Common Stock, $.01 par value

	(e)	CUSIP Number:

29362U104

Item 3.	Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned as of January 16, 2007:

3,598,508

(b) Percent of Class:

2.7%

(c) Number of Shares as to Which Such Person Has:

(i) sole power to vote or direct the vote:

3,598,508

(ii) shared power to vote or direct the vote:

Not applicable.

(iii) sole power to dispose or direct the disposition of:

3,598,508

(iv) shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	CERTIFICATION. (if filed pursuant to Rule 13d-1(c)).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2007

WCB Holdings LLC

By:	/s/ Mark Bongard
Mark Bongard
Chief Manager